FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information

                                  1 September 2006

               BG Group announce substantial North Sea discovery


BG Group today announced the discovery of a gas condensate field in the Central North Sea. The discovery straddles blocks P011 and P0032 30/7a. BG Group holds a
30.5 per cent interest in the discovery along with operator ConocoPhillips (36.5 per cent) and ENI UK Limited (33.0 per cent).


Following the initial exploration well, which was drilled earlier this year, a sidetrack well has confirmed the presence of a substantial commercial hydrocarbon accumulation. BG estimates recoverable reserves to be between 100 and 275 million barrels. The consortium is targeting early development sanction.


BG Group Executive Vice President, Europe and Central Asia, Mark Carne, said, "This is one of the largest recent North Sea discoveries and represents a highly attractive near-term, near-infrastructure project. This is BG's 5th discovery in the North Sea in the past 12 months. It once again reinforces the prospects for our UK exploration and production business and shows the continued prospectivity of the North Sea."


The initial well was drilled in a water depth of 81 meters and is nine kilometers west of the existing Judy development.


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Cautionary Note to US investors


The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the term "estimated recoverable reserves" in this media information which the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT, Attention: Company Secretary. You may read and copy this information at the SEC's public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov.


Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


BG Group has interests in over 20 UKCS fields. It is active in 87 blocks in the UK North Sea, and is operator in 44 of them. BG Group operates the Armada, Maria and Seymour fields in the Central North Sea, the Blake and Atlantic fields in the Outer Moray Firth, and some of the Easington Catchment Area fields in the Southern North Sea (Neptune, Mercury, Minerva and Apollo).


Enquiries:


Communications                           +44 (0) 118 929 3717

Out of hours media mobile:               +44 (0) 791 718 5707

Investor Relations                       +44 (0) 118 929 3025


Website:   www.bg-group.com


                                    - ends -


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 01 September 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary